UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 November 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALINGS IN SECURITIES BY DIRECTORS

In terms of provisions of the Harmony 2006 Share Plan, Performance Shares vests after 3 years.
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Name of director:
GP Briggs
Nature of transaction:
Off market vesting and on market sale of
Performance Shares
Date: 16 November 2012
Class of Securities: Ordinary Shares
Selling price per share: R68.84
Number Performance shares
vesting:
Ordinary shares sold:

27 950
27 950
Total Value of sale R1 924 078
Nature and extent of directors
interest:

Direct beneficial

Name of director:
HE Mashego
Nature of transaction: Off market vesting and on market sale of
Performance Shares
Date: 16 November 2012
Class of Securities: Ordinary Shares
Selling price per share: R68.84
Number Performance shares
vesting:
Ordinary shares sold:

6 514
6 514
Total Value of sale R448 423
Nature and extent of directors
interest:

Direct beneficial

Name of director:
CT Smith (Director of major subsidiary company)
Nature of transaction:
Off market vesting and on market sale of
Performance Shares
Date: 16 November 2012
Class of Securities: Ordinary Shares
Selling price per share: R68.84
Number Performance shares
vesting:
Ordinary shares sold:

8 006
8 006
Total Value of sale R551 133
Nature and extent of directors
interest:

Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Johannesburg, South Africa
20 November 2012

Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 20, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director